Free Writing Prospectus                                                                                                                                                                                                                                 Filed Pursuant to Rule 433(To the Prospectus dated March 31, 2006)                                                                                                                                                                                                                     Registration Statement No. 333-132868
                                                                                                                                                                                                                                                                                                                                                                   June 25, 2008

Zions Bancorporation anticipates commencing a registered offering of depositary shares each representing an ownership interest in a share of Series C Non-Cumulative Perpetual Preferred Stock.  In connection with that offering, Zions is providing the following update with respect to the second quarter of 2008.

On June 19, 2008, Moody’s Investors Service lowered its credit rating on MBIA Inc. to A2.  As previously disclosed, a downgrade of MBIA to below AA- triggers a provision of the Liquidity Agreement provided by Zions First National Bank (“ZFNB”) to Lockhart Funding (“Lockhart”).  Pursuant to that Agreement, on June 23 ZFNB purchased $787 million of securitized small business loans from Lockhart.  These securities were originally created by ZFNB from SBA 504 and similar small business loans either originated by ZFNB or purchased from correspondent banks and underwritten by ZFNB to its standards.  These assets have been rebooked as loans on the Company’s balance sheet.  The amount of commercial paper (“CP”) issued by Lockhart has been reduced by $787 million, and the amount of that CP held on Zions’ balance sheet has been reduced by a like amount.  Thus, there is no change in the size of Zions’ consolidated balance sheet or any negative income statement impact as a result of this event.  As discussed in earlier disclosures, Zions’ GAAP capital ratios are not impacted by this event.

Zions has completed a preliminary review of its Available for Sale (“AFS”) and Held to Maturity investment portfolios for Other Than Temporary Impairment (“OTTI”).  Zions expects to deem an additional four or five securities to be OTTI.  Zions expects to recognize in the second quarter total pretax charges to income on these securities and on other securities previously deemed to be OTTI of approximately $40-50 million, or $25 to $31 million after tax.  Approximately 60% of this impairment had already been recognized in capital through Other Comprehensive Income (“OCI”) as of March 31, 2008.

As previously disclosed, Zions expects credit costs to increase somewhat compared to the first quarter of 2008.  We currently expect the loan loss provision for the second quarter to be approximately 110-115 basis points, annualized, of average loans, and for net loan losses to be approximately 70-75 basis points, annualized.  As previously disclosed, these increases are being driven primarily by increased credit costs related to residential real estate acquisition, development and construction exposures in Southwestern states, and by some weakening in Utah residential construction and commercial and industrial portfolios.  Non-performing assets, including Other Real Estate Owned, are expected to be approximately 165 basis points of total loans at quarter end. The Company does not believe there has been meaningful deterioration in credit quality in other major loan types or geographies.  The Company believes that credit quality for its portfolio in California has begun to stabilize.

Including the securitized loans purchased from Lockhart, as discussed above, loan growth for the quarter is expected to be approximately $1.8 billion, while deposit growth remains challenging. Loan pricing continues to improve, and the Company expects that its net interest margin for the quarter will be relatively stable.

Zions expects that the cumulative impact of the above on regulatory capital ratios will be a decline of three to six basis points at June 30 compared to March 31, depending on the regulatory capital measure.  GAAP tangible equity ratios are expected to decline approximately 25 basis points.  The difference between GAAP and regulatory capital ratio impacts is due to changes to GAAP capital that go through OCI--primarily changes in the fair value of interest rate swaps and AFS securities; these changes to OCI are excluded from regulatory capital measures.  These expected changes in capital ratios are before the impact of any preferred stock issuance.  Zions does not anticipate raising dilutive capital or changing its common stock dividend.

Forward-Looking Information

Statements in this Free Writing Prospectus that are based on other than historical data are forward-looking, within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and include the words, “believe,” “anticipate,” or “expect,” or similar expressions.  These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties and actual results may differ materially from those presented, either expressed or implied, in this Free Writing Prospectus. Factors that might cause such differences include, but are not limited to: the Company’s ability to successfully execute its business plans and achieve its objectives; changes in general economic and financial market conditions, either nationally or locally in areas in which the Company conducts its operations, including changes in asset-backed commercial paper markets and valuations in structured securities and other assets; changes in interest rates; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; increased competitive challenges and expanding product and pricing pressures among financial institutions; legislation or regulatory changes which adversely affect the Company’s operations or business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2007 Annual Report on Form 10-K of Zions Bancorporation filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-132868, including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus dated March 31, 2006 contained in that registration statement and the prospectus supplement to be filed by Zions Bancorporation with respect to the offering of depositary shares and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering.  You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.